February 22, 2005

via U.S. mail and facsimile

Mr. Paul Warkentin, President and Chief Executive Officer
Hybrid Fuels, Inc.
237 Main Street, Box 880
Niverville, MB R0A 1E0


	RE:	Form 10-KSB for the fiscal year ended June 30, 2004
		Form 10-QSB for the period ended September 30, 2004
			File No. 0-29351


Dear Mr. Warkentin:

      We have reviewed your response letter dated February 16,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.
2. We have read your responses to our comments 5, 8, 9, 10, 11, 13,
17, 20, and 22. Your responses do not include what your revised disclosures will look like in your future filings. Please include these revisions in your response to this letter.





Cover
3. Please amend the cover to indicate your filing is on Form 10-
KSB/A.  Similarly, please amend on your interim filing to indicate
Form 10-QSB/A.

Item 1.  Description of Business

General, page 3
4. We have read your response to our comment 2.  Your comment appears
to address the type of business that Hybrid Fuels, U.S.A and
330420
B.C. Ltd. was involved in prior to the acquisition and their involvement in significant transactions, such as bankruptcies and acquisitions. However, your response to our comment does not address the nature of the businesses prior to the acquisition of Hybrid Fuels, U.S.A. and 330420 B.C. Ltd. in May 1998, including, but not limited to Rocket Industries, Inc., Fiberglass Industries Corporation
of America, and Medical Advanced Systems, Inc. Please expand your disclosure to include the nature of these businesses and include in your explanation any bankruptcies, material mergers, acquisitions, and or sales of significant assets. Refer to Items 101(a)(2) and
(3)
of Regulation S-B.

Some History, page 5
5. We have read your response to our comment 3. As previously requested, please expand your disclosure to describe your accounting treatment for the commercial facility constructed near Cardston, Alberta. Please include in your explanation, how the costs incurred to construct the facility were initially recorded, the accounting treatment used when the farmer sold the land and removed the buildings and equipment, and when the facility closure took place.

Plan of Operation Assuming Adequate Capital Raised, page 21
6. Based on your response to our comment 12, it is still difficult to distinguish between your responsibilities and those of the third parties in opening and maintaining the facilities you refer to on page 23. Please expand your disclosure to include this information.









Item 5.  Market for Registrant`s Common Equity and Related
Stockholder Matter

Recent Sales of Unregistered Securities, page 18
7. Your disclosure on page indicates that on April 1, 2004, you issued 100,000 shares to a consultant for $0.23 per share and 166,663 shares to five investors for $0.14 per share. Please tell us how you determined the fair value for the shares issued to the consultant and the investors, such that they were issued on the same day at different share prices.

Item 7.  Financial Statements
8. Based on your response to our comment 15, it is still unclear how you determined your date of inception to be February 16, 1960 for the presentation of your financial statements. In your response please include how the prior businesses you discuss in your business section, including by not limited to, Rocket Industries, Inc., Fiberglass Industries Corporation of America, and Medical Advanced Systems, Inc. support your conclusion.

Consolidated Statements of Operations, page F-3
9. We have read your response to our comment 16.  Please expand your
disclosure to include the amount of transaction gain or loss that was
included in determining net income for the years ended June 30,
2004,
June 30, 2003, and cumulative since inception.  Refer to paragraph
30
of SFAS 52.

2.  Summary of Significant Accounting Policies

(d) Basic and Diluted Net Income (Loss) per Share, page F-7
10. We have read your response to our comment 17. It appears based on your response, that only the sale of the shares is restricted and that there are no vesting requirements. Please recalculate your basic and diluted EPS to include these restricted shares issued in your computations. After doing so, if your basic and/or diluted EPS calculation changed, please amend your Form 10-KSB/A and any subsequent Forms 10-QSB accordingly. Please ensure all corresponding disclosure within the filings is revised as well. Please ensure that the restatement is addressed in your disclosure controls and procedures section and you discuss whether it impacts management`s original conclusions about their effectiveness. Please also disclose any changes you have made in your disclosure control procedures as a result.



Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 26
11. We have read your response to our comment 23. Based on your response, it is unclear why you believe you are not subject to the audit committee disclosures. Please include in your response the specific reference within the regulation, which lead you to your conclusion.

Item 13.  Exhibits and Reports on Form 8-K, page 30
12. Please amend Exhibit 31.1 to certify to the Form 10-KSB/A. In doing so, please refile the entire Form 10-KSB/A and include updated certifications. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures. Similarly, amend your interim Form 10-QSB/A for the period ended September 30, 2004 to certify to Form 10-QSB/A.


FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
13. Please address the comments above in your interim Forms 10-QSB as well.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Mr. Paul Warkentin
February 22, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE